UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

Appointment

 Pierre-François Riolacci is appointed Chief Finance Officer

Paris, February 4th, 2010. Pierre-François Riolacci has been appointed Chief Finance Officer, with effect from February 11. He succeeds Thomas Piquemal, with whom he has worked closely with in the Group finance department. In his new role he will join the Group's Executive Committee.

Pierre-François Riolacci, 44, is a graduate of the Paris Institute of Political Science (IEP Paris) and holds a Masters degree in private law. He joined the finance department of Veolia Environnement in 2000. In 2003 he became Head of Control and Planning and in 2007 he was appointed Director of Finance.
In his earlier career, Pierre-François Riolacci held different positions with Total from 1990 to 2000 in the areas of corporate finance, structured finance and investor relations. He was also financial controller of several of Total's subsidiaries.

Thomas Piquemal is leaving the group. Veolia Environnement extends its sincerest gratitude to Thomas Piquemal for his dedication to meeting the company's financial commitments and wishes him every success in his new position.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36.2 billion in 2008.
www.veolia.com/en/

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

 SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  February 5, 2010

VEOLIA ENVIRONNEMENT
By: /s/ Olivier Orsini
Name: Olivier Orsini
Title: General Secretary